Exhibit 21.1

Subsidiaries of Registrant

1. Prescription Vending Machines, Inc., a California corporation, dba Medicine Dispensing Systems in the State of California

2. Medicine Dispensing Systems, Inc, an Arizona corporation

3. Medbox, Inc., a California corporation

4. Mini-storage Solutions, Inc., a California corporation

5. Medbox Leasing, Inc., a California corporation.